Exhibit 15.2

NKT Flexibles I/S

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Contents

Page
Statements

Statement by the Management	1

Report of independent Auditors	2

Management’s review

Company details	3

Financial highlights	4

Financial review	5 - 7

Financial statements for the year ended 31 December 2004

Accounting policies	8 - 13

Income statement	14

Balance sheet	15 - 16

Cash flow statement	17

Notes to the financial statements	18 - 24

Statement by the Management

The Management have today discussed and adopted the Financial Statements of NKT Flexibles I/S as of and for the year ended 31 December 2004, prepared in accordance with the Danish Financial Statements Act, as presented on pages 8 - 22 of the Company’s Annual Report for 2004 and note 14 to the Financial Statements.

We consider the accounting policies applied to be appropriate. Accordingly, the Financial Statements referred to above present fairly the financial position of the Company as of 31 December 2004.

Copenhagen, 10 June 2005

Management

/s/ Michael Chino Hjorth
Michael Chino Hjorth CEO

/s/ John Baxter
John Baxter COO

Report of independent Auditors

To the Partners of NKT Flexibles I/S:

We have audited the financial statements of NKT Flexibles I/S (“the Company”) as of and for the year ended December 31, 2004, prepared in accordance with the Danish Financial Statements Act. Such statements, as included in the Company’s Annual Report for 2004 and with the addition of note 14 “Reconciliation to United States generally accepted accounting principles (U.S. GAAP)”, are included on pages 8-24 of Exhibit 15.2 of amendment 3 to the Annual Report filed on Form 20-F of Acergy S.A. for the year ended November 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles of the Danish Financial Statements Act.

The accounting principles of the Danish Financial Statements Act vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Notes 14 to the financial statements.

Copenhagen, 10 June 2005

KPMG C. Jespersen

Statsautoriseret Revisionsinteressentskab

/s/ Lars Andersen
Lars Andersen State Authorised Public Accountant

Management’s review

Company details

NKT Flexibles I/S Priorparken 510 2605 Brøndby

Telephone:	4348 3000
Fax:	4348 3010
Homepage:	www.nktflexibles.com
E-mail:	nkt.flexibles@nktflexibles.com

CVR number:	2425 5298
Established:	1 July 1999
Registered office:	Brøndby

Board of directors:	Tom Knutzen (Chairman)
Tom Ehret (Deputy chairman)
Ole Bramsnæs
Bruno Chabas
Thomas Hofman-Bang
Mark Preece

Management:	Michael C. Hjorth, adm. direktør
John Baxter, viceadm. direktør

Bank:	Nordea Bank Danmark A/S
Strandgade 3, 0900 København C

Auditor:	KPMG
Borups Alle 177, 2000 Frederiksberg
State Authorized Public Accountant Lars Andersen

Management’s review

Financial highlights

DKKm	2004	2003	2002	2001	2000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Key figures
Revenue	196,5	305,3	223,3	265,6	215,5
Operating profit before depreciation	-33,7	-5,6	-15,4	-17,2	-21,1
Profit before financial items	-61,1	-32,3	-311,4	-72,9	-73,4
Loss for the year	-64,8	-37,8	-325,6	-88,7	-82,5

Fixed assets	222,7	244,5	262,0	538,0	571,0
Current assets	157,6	127,8	144,3	145,2	107,6
Total assets	380,3	372,3	406,3	683,2	678,6
Equity	131,1	132,3	171,3	312,6	401,3
Short-term liabilities	249,2	240,0	235,0	370,6	277,3
Cash flow from operating activities	-60,3	-18,5	-6,9	-89,0	-16,9
Net cash flows from investment activities	-5,5	-9,3	-20,2	-22,9	-28,3
Portion relating to investment in property, plant and equipment	-4,9	-8,4	-7,9	-22,9	-28,3
Cash flows from financing activities	65,5	17,3	21,3	128,6	47,0
Total cash flows	-0,3	-10,5	-5,8	15,9	1,8
Financial ratios
Net profit ratio	-31%	-106%	-139%	-27%	-34%
Return on investment	-16%	-10%	-58%	-10%	-10%
Gross margin ratio	54%	47%	58%	50%	51%
Current ratio	63%	53%	61%	39%	38%
Equity ratio	34%	36%	42%	45%	59%
Return on equity	-49%	-25%	-134%	-24%	-18%
Average number of employees	225	222	227	224	209

The financial highlights for 2000 - 2001 are not changed compared to the new accounting policy in 2002.

The financial ratios have been prepared in accordance with the Danish Society of Financial Analysts’ guidelines on the calculation of financial ratios. We refer to the accounting policies.

Management review

Financial review

Main activity

NKT Flexibles’ main activity is to develop, market and produce flexible submarine pipe systems primarily for the offshore oil and gas industry. The production is carried out at the factory in Kalundborg.

Development in activities and economic conditions

Annual result

NKT Flexibles has realised revenue amounting to DKK 196.5 million in 2004 against DKK 305.3 million in 2003, corresponding to a decrease of 36%. The annual result before depreciation amounts to DKK –33.7 million against DKK –5.6 million in 2003. The result for the year is DKK –64.8 million compared to DKK –37.8 million in 2003.

The year 2004 ended as expected in the annual report for 2003 with a decrease in turnover, a reduction of the general cost level and an adverse result. The disappointing result for 2004 is primarily a result of a very small backlog entering into 2004, very tough competition throughout the year, delays in execution of some projects towards the end of the year and cost overrun on one specific project in fourth quarter of 2004.

As a response to the challenging market conditions the Company has launched a business re-engineering process to improve its competitiveness with a focus on product development, efficiency improvement, and material technology. During the course of the year major improvements were achieved that will allow the company to position itself better for the future.

In 2004 a capital increase of DKK 60 million was made. The bank facilities remain unchanged. The financial resources are provided by the owners of the company.

The realized result for 2004 is highly unsatisfactory.

Market conditions

During 2004 the oil prices have been volatile with prices fluctuating from USD 30 to USD 52 per barrel – ending the year around USD 40 per barrel. This should be compared to an average oil price of some USD 25 per barrel in the period 2000 to 2003. The general increase in oil prices are to a large extent driven by increasing consumption from China and India, which is expected to continue in the years to come.

Despite the high oil prices in 2004 the activity level in the subsea offshore oil and gas industry was disappointing with some projects being postponed in time and others being awarded to vendors with alternative technical solutions. During 2Q 2004 the Company managed to create a very strong foothold in one particular market generating multiple contracts, however at relatively low margins. Towards the end of 2004, however, the Company experienced an influx of new projects as a result of the improvements in competitiveness and a long term strategy of targeting certain flexible pipe applications.

Financial review

For 2005 the Company expects the market for SURF (Subsea Umbilical, Riser & Flowline) to improve.

Projects

In 2004 NKT Flexibles maintained its presence in most of the offshore oil & gas regions executing a number of projects for existing as well as new Clients.

A few projects were executed in the North Sea region including Talisman “Tartan”, PGS, “Banff/Kyle”, and a water pipeline project for Southern Water. Two important projects were awarded and partially completed in coorporation with Stolt Offshore for the Norwegian sector (Statoil “Visund” and Statoil “Norne Satellites”).

In India we continued expanding on our good relationship with ONGC by executing the MHB Replacement”, the “RSPPM”, and the “MHN&H” projects. For Saudi Aramco we completed the “Berri” project.

Apart from this we carried out a number of small projects during the year.

In 2004 NKT Flexibles was awarded new contracts amounting to DKK 550 million, which is a development that supports the future potential of the company. By the end of the year the company’s backlog was close to DKK 400 million, which is a significant improvement from the DKK 44 million in backlog that the Company had at the beginning of 2004.

Product development

R&D resources were primarily assigned to the development of new technology that will allow the company to improve its competitiveness. Successful improvement was reached in a number of areas allowing the Company to substantially improve on its backlog.

Expectations

In 2005 NKT Flexibles expects a substantial increase in the turnover compared to 2004 – primarily due to a higher backlog at the beginning of the year. Founded in the expectations of higher activity level in subsea markets in general, the Company expects to be able to substantially improve the result in 2005 compared to 2004.

Being a project executing company by nature the result for 2005 will very much depend on the activity level for floating production and subsea solutions within the offshore oil and gas sector. Another decisive factor for the Company’s continued growth is its ability together with Stolt Offshore to win large EPIC projects (engineering, procurement, installation and commissioning projects) with large amounts of flexible pipe. This is regarded an important factor in order to achieve volume.

The Company is expected also to have a negative result in 2005, however with a substantial improvement compared to 2004.

Financial review

The long-term potential of the Company will be realised through the implementation of recently developed as well as ongoing development of new technology, which will lead to increased competitiveness. Furthermore, we are qualifying products for water depths down to 2,000m, which will widen the accessible market.

Special risks

Financial risks

The Company uses forward exchange contracts as a part of the hedging of recognized and unrecognized transactions. Currencies, which are part of the EMU, are not hedged. Hedging of recognized transactions comprises receivables and payables.

Valuation

If the Company does not fulfil the goals for 2005, and the expectations to the coming years are reduced, it could be necessary to further write down the Company’s tangible assets.

Know-how

It is imperative for NKT Flexibles’ continued development to attract and maintain highly skilled and specialised manpower, including engineers possessing knowledge within the offshore business. The earning capacity of the Company will also depend on a continued training and flexibility among the blue-collar workers at the Kalundborg factory.

Environment

In line with the previous years the Company’s green accounts show that the pollution from the factory in the shape of smoke, noise and wastewater is negligible. Maintaining the environmental management system ISO14001 as well as the health and safety system OHSAS 18001 will be a high priority so that the Company can continue to live up to national as well as international standards.

The job of improving the Company’s safety level continues. Through information campaigns and compulsory safety courses for all employees we have established a better understanding of how to avoid accidents. Compared to other Danish companies of similar type, the safety level of NKT Flexibles is relatively good.

Financial statements for the year ending 31 December

Accounting policies

The annual report of NKT Flexibles for 2004 has been prepared in accordance with the provisions applying to class C enterprises under the Danish Financial Statements Act.

The accounting policies applied in the preparation of the financial statements are consistent with those of last year.

Recognition and measurement

Assets are recognized in the balance sheet when it is probable that future economic benefits will flow to the enterprise and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic resources is probable and when the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

Certain financial assets and liabilities are measured at amortized cost implying the recognition of a constant effective interest rate to maturity. Amortized cost is calculated as initial cost minus any principal repayments and plus or minus the cumulative amortization of any difference between cost and nominal amount.

In recognizing and measuring assets and liabilities, any gains, losses and risks occurring prior to the presentation of the annual report that evidence conditions existing at the balance sheet date are taken into account.

Income is recognized in the income statement as earned, including value adjustments of financial assets and liabilities measured at fair value or amortized cost. Equally, costs incurred to generate the year’s earnings are recognized, including depreciation, amortization, impairment and provisions as well as reversals as a result of changes in accounting estimates of amounts which were previously recognized in the income statement.

Foreign currency translation

On initial recognition, transactions denominated in foreign currencies are translated at the average exchange rates ruling last month.

Receivables and payables and other monetary items denominated in foreign currencies are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the date at which the receivable or payable arose or was recognized in the latest financial statements is recognized in the income statement as financial income or expense.

Accounting policies

Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables, respectively.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with changes in the value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of future assets or liabilities are recognized as receivables or payables and in capital and reserves. Income and expenses relating to such hedging transactions are transferred from capital and reserves on realization of the hedged item and recognized in the same item as the hedged item.

Income statement

Revenue

Revenue from the sale of goods and services is recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place before year end and that the income can be reliably measured and is expected to be received. Revenue is measured ex VAT, taxes and discounts in relation to the sale.

Contract work in progress concerning special production of flexible pipes is recognized as revenue by reference to the stage of completion. Accordingly, revenue corresponds to the selling price of work performed during the year (the percentage of completion method). Revenue is recognized when total income and expenses and the stage of completion of the contract at the balance sheet date can be reliably calculated and when it is probable that the economic benefits, including payment, will flow to the enterprise.

Interest income and expense and similar items

Interest income and expense and similar items comprise interest income and expense, market gains and losses in respect of payables and transactions denominated in foreign currencies, etc.

Tax on profit/loss from ordinary activities

The enterprise is not liable to tax as it is a partnership. Therefore, tax has not been computed on the profit/loss for the year, and provisions have not been made for deferred tax.

Accounting policies

Balance sheet

Intangible assets

Development costs comprise costs, salaries and amortization directly or indirectly attributable to the enterprise’s development activities.

Development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the enterprise is evidenced, and where the enterprise intends to produce, market or use the project, are recognized as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings can cover production costs, selling and administrative expenses and development costs. Other development costs are recognized in the income statement when incurred.

Capitalized development costs are measured at the lower of cost less accumulated amortization and the recoverable amount.

Following the completion of the development work, development costs are amortized on a straight-line basis over the estimated useful life. The amortization period is five years.

Patents are measured at cost less accumulated amortization and impairment. Patents are amortized on a straight-line basis over the remaining patent period.

Intangible assets are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Gains and losses on the disposal of development projects and patents are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. The gains or losses are recognized in the income statement as other external expenses.

Property, plant and equipment

Land and buildings, plant and machinery and fixtures and fittings, tools and equipment are measured at cost less accumulated depreciation.

Cost comprises the purchase price and any costs directly attributable to the acquisition until the date when the asset is available for use. The cost of self-constructed assets comprises direct and indirect costs of materials, components, sub suppliers, and wages and salaries.

Interest expense on loans to finance the production of property, plant and equipment that concerns the production period is included in cost. All other borrowing costs are recognized in the income statement.

The cost of leases is stated at the lower of fair value and the present value of the future lease payments. For the calculation of the net present value, the interest rate implicit in the lease or an approximation thereof is used as discount rate.

Accounting policies

Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Buildings	25 years
Plant and machinery	8-15 years
Fixtures and fittings, tools and equipment	3-8 years
Computer hardware	4 years
Cars	3-5 years

Property, plant and equipment are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Gains and losses on the disposal of property, plant and equipment are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. The gains or losses are recognized in the income statement as other operating income or other operating expenses.

Inventories

Inventories are measured at moving average prices. Where the net realizable value is lower than cost, inventories are written down to this lower value.

Goods for resale and raw materials and consumables are measured at cost, comprising purchase price plus delivery costs.

Finished goods and work in progress are measured at cost, comprising the cost of raw materials, consumables, direct wages and salaries and indirect production overheads. Indirect production overheads comprise indirect materials and wages and salaries as well as maintenance and depreciation of production machinery, buildings and equipment as well as factory administration and management. Borrowing costs are not recognized.

The net realizable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale and is determined taking into account marketability, obsolescence and development in expected sales price.

Receivables

Receivables are measured at amortized cost. Provision is made for anticipated losses.

Contract work in progress

Contract work in progress is measured at the selling price of the work performed by reference to the stage of completion. The stage of completion is based on the share of the contract costs paid compared with the expected total costs of the contract. When it is probable that the total contract costs will exceed total income from a contract, the anticipated loss is recognized in the income statement.

When the selling price of a construction contract cannot be measured reliably, the selling price is measured at the lower of costs incurred and net realizable value.

Accounting policies

Prepayments are set off against contract work in progress. Progress billings received in excess of the contract work performed are calculated separately for each contract and recognized as payments on account from customers under short-term liabilities other than provisions.

Selling costs and costs incurred in securing contracts are recognized in the income statement when incurred.

Prepayments

Prepayments comprise costs incurred concerning subsequent financial years.

Financial liabilities

Other liabilities, comprising trade payables as well as other payables, are measured at amortized cost.

Cash flow statement

The cash flow statement shows the enterprise’s cash flows from operating, investing and financing activities for the year, the year’s changes in cash and cash equivalents as well as the enterprise’s cash and cash equivalents at the beginning and end of the year.

Cash flows from operating activities

Cash flows from operating activities are calculated as the year’s profit/loss adjusted for non-cash operating items, changes in working capital and corporation tax paid.

Cash flows from investing activities

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of enterprises and activities and of intangible assets, property, plant and equipment and investments.

Cash flows from financing activities

Cash flows from financing activities comprise changes in the size or composition of the company’s equity and related costs as well as the raising of loans, repayment of interest-bearing debt, and payment of dividends to shareholders.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term marketable securities with a term of three months or less which are subject to an insignificant risk of changes in value.

Segment information

Information is provided on geographical markets. The segment information is based on the company’s accounting policies, risks and internal financial management.

Accounting policies

Financial ratios

Financial ratios are calculated in accordance with the Danish Society of Financial Analysts’ guidelines on the calculation of financial ratios.

The financial ratios stated in the survey of financial highlights have been calculated as follows:

Net profit ratio	Operating [profit/loss] x 100

Revenue

Return on investment	Operating [profit/loss] x 100

Average operating assets

Gross margin ratio	Gross [profit/loss] x 100

Revenue

Current ratio	Current assets x 100

Short-term liabilities other than provisions

Equity ratio	Equity, ex. Minority interests at year end x 100

Total equity and liabilities at year end

Return on equity	[Profit/loss] for analytical purposes x 100

Average equity, ex. Minority interests

Income statement 1 January - 31 December

		2004 DKK’000	2003 DKK’000	2002 DKK’000
	Note		(unaudited)	(unaudited)
Revenue	1	196.462	305.307	223.324
Work performed for own purpose and capitalized		230	1.897	10.942

		196.692	307.204	234.266

Raw materials, consumables and goods for resale		89.441	162.555	96.831
Other production, sales and administrative costs	3	48.817	59.230	64.366
Staff costs	2	92.194	91.065	88.243

		230.452	312.850	249.440

Operating profit before depreciation		-33.760	-5.646	-15.174
Depreciation and amortisation on fixed assets	4	27.376	26.764	296.232

Profit before financial items		-61.136	-32.410	-311.406
Financial income		1.449	1.730	969
Financial expenses		5.098	7.107	15.156

Loss for the year		-64.785	-37.787	-325.593

Proposed distribution of loss:
Retained earnings		-64.785	-37.787	-325.593

Balance sheet 31 December

Assets

		2004 DKK’000	2003 DKK’000
	Note		(unaudited)
Fixed assets
Intangible assets	5
Patents		1.846	1.753
Completed development projects		5.449	6.969
Development projects in progress		5.998	5.577

		13.293	14.299

Property plant and equipment	6
Land and buildings		76.791	80.848
Plant and machinery		129.636	143.550
Fixtures and fittings, tools and equipment		1.819	1.857
Property, plant and equipment under construction		1.125	3.992

		209.371	230.247

Total fixed assets		222.664	244.546

Current assets
Inventories
Raw materials and consumables		89.696	73.239

Receivables	7
Account receivables		43.354	46.879
Contract work in progress	8	8.021	1.591
Other receivables		7.527	1.771
Prepayments	9	7.708	2.630

		66.610	52.871

Cash at bank and in hand		1.347	1.646

Total current assets		157.653	127.756

TOTAL ASSETS		380.317	372.302

Balance sheet 31 December

Equity and liabilities

		2004 DKK’000	2003 DKK’000
	Note		(unaudited)
Equity

Equity	10	131.097	132.312

		131.097	132.312

Liabilities

Short-term liabilities
Bank loans		16.836	14.437
Payment on account from customers		10.546	5.094
Accounts payables		25.752	23.706
Group companies		173.423	170.307
Other debts		22.663	26.446

		249.220	239.990

Total liabilities		249.220	239.990

TOTAL EQUITY AND LIABILITIES		380.317	372.302

Contingent liabilities and other obligations	11
Notes without reference	12 - 13

Cash flow statement 1 January - 31 December

	2004 DKK’000	2003 DKK’000	2002 DKK’000
		(unaudited)	(unaudited)
Loss before financial items	-61.136	-32.327	-311.406
Depreciation and amortization	27.377	26.764	296.232
Changes in working capital	-23.008	-7.551	23.588

Cash flows from operations before financial items	-56.767	-13.114	8.414
Interests received	1.449	1.730	969
Interests paid	-5.013	-7.118	-16.336

Cash flows from operations	-60.331	-18.502	-6.953

Acquisition of intangible fixed assets	-1.076	-2.036	-13.579
Acquisition of property, plant and equipment	-4.934	-8.352	-7.861
Disposal of property, plant and equipment	516	1.083	1.208

Cash flows from investing activities	-5.494	-9.305	-20.232

Paid in capital	60.000	0	183.000
Change in debt to credit institutions	2.399	-4.670	19.107
Change in debt to group companies	3.127	22.000	-180.751

Cash flows from financing activities	65.526	17.330	21.356

Net cash flow from operating, investing and financing activities	-299	-10.477	-5.829

Cash at bank and in hand 1 January	1.646	12.123	17.952
Net cash flow	-299	-10.477	-5.829

Cash at bank and in hand 31 December	1.347	1.646	12.123

Notes to the financial statements

Note		2004 DKK’000	2003 DKK’000	2002 DKK’000
			(unaudited)	(unaudited)
1	Revenue
	Revenue includes the production value of construction contracts completed and in progress to the amount of	177.064	294.086	203.631

	Revenue distributed on geographical segments (DKK’000):
	Scandinavia	46.198	74.310	54.356
	Other countries in Europe	61.161	107.108	78.347
	Other countries	89.103	123.889	90.621

		196.462	305.307	223.324

2	Staff costs
	Wages and salaries	84.491	83.836	81.620
	Pensions	6.633	6.282	5.695
	Social security contributions	1.070	947	928

		92.194	91.065	88.243

	Average number of employees	225	222	227

	Included in staff costs is wages to the Management to the amount of 2,544 DKK’000 (2003: 2,361 DKK’000 and 2002: 2,505 DKK’000) and pensions with 107 DKK’000 (2003: 51 DKK’000 and 2002: 50 DKK’000).

3	Fees paid to independent auditor
	Audit fee	213	200	200
	Non-audit fee	99	160	30

		312	360	230

4	Depreciation and amortisation
	Loss on sale of tangible fixed assets	0	604	236
	Patents	561	680	22.414
	Completed development projects	1.521	634	0
	Buildings	4.057	4.024	86.557
	Plant and machinery	20.607	20.145	185.548
	Fixtures and fittings, tools and equipment	630	677	1.477

		27.376	26.764	296.232

Notes to the financial statements

Note	Amounts in DKK’000		Patents	Completed development projects	Development projects in progress
			(unaudited)	(unaudited)	(unaudited)
5	Intangible assets
	Cost at 1 January 2003		1.461	0	12.117
	Additions		972	36	1.027
	Disposals		0	0	0
	Transferred		0	7.567	-7.567

	Cost at 31 December 2003		2.433	7.603	5.577

	Impairment and amortisation 1 January 2003		0	0	0
	Amortisation		680	634	0
	Disposals		0	0	0

	Impairment and amortisation 31 December 2003		680	634	0

	Carrying amount at 31 December 2003		1.753	6.969	5.577

	Amortised over		5 years	5 years	—

			Patents	Completed development projects	Development projects in progress
	Cost at 1 January 2004		2.433	7.603	5.577
	Additions		655	0	421
	Disposals		0	0	0
	Transferred		0	0	0

	Cost at 31 December 2004		3.088	7.603	5.998

	Impairment and amortisation 1 January 2004		681	633	0
	Amortisation		561	1.521	0
	Disposals		0	0	0

	Impairment and amortisation 31 December 2004		1.242	2.154	0

	Carrying amount at 31 December 2004		1.846	5.449	5.998

	Amortised over		5 years	5 years	—

	Amounts in DKK’000	Buildings	Plant and machinery	Fixtures and fittings	Property, plant and equipment under constr.
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
6	Property, plant and equipment
	Cost at 1 January 2003	189.515	425.766	8.427	4.772
	Additions	580	3.743	315	3.714
	Disposals	0	-2.715	-793	0
	Transferred	92	4.402	0	-4.494

	Cost at 31 December 2003	190.187	431.196	7.949	3.992

	Impairment and depreciation 1 January 2003	105.315	268.750	5.987	0
	Depreciation	4.024	20.145	677	0
	Disposals	0	-1.248	-572	0

	Impairment and depreciation 31 December 2003	109.339	287.646	6.092	0
	Carrying amount at 31 December 2003	80.848	143.550	1.857	3.992

	Assets held under finance leases	0	0	0	0

		Buildings	Plant and machinery	Fixtures and fittings	Property, plant and equipment under constr.
	Cost at 1 January 2004	190.187	431.196	7.949	3.992
	Additions	0	3.478	610	847
	Disposals	0	-1.020	-123	0
	Transferred	0	3.714	0	-3.714

	Cost at 31 December 2004	190.187	437.368	8.436	1.125

	Impairment and depreciation 1 January 2004	109.339	287.646	6.092	0
	Depreciation	4.057	20.607	631	0
	Disposals	0	-521	-106	0

	Impairment and depreciation 31 December 2004	113.396	307.732	6.617	0

	Carrying amount at 31 December 2004	76.791	129.636	1.819	1.125

	Depreciated over	25 years	8 -15 years	3 - 8 years	—

	Assets held under finance leases	0	0	0	0

	Official annual valuation of Danish properties
	at 1 January 2003	38.500

	at 1 January 2004	38.500

Notes to the financial statements

Note		2004 DKK’000	2003 DKK’000
			(unaudited)
7	Receivables

	Receivables with more than one years maturity	0	0

8	Contract work in progress

	Contract work in progress	125.560	116.981
	Progress billing	-124.074	-120.484

	Net contract work in progress	1.486	-3.503

	Recognised as follows:
	Contract work in progress	8.021	1.591
	Payment on account from customers	-6.535	-5.094

	Net contract work in progress	1.486	-3.503

9	Prepayments

	Fair value of hedges	6.575	1.915
	Other prepayments	1.133	715

		7.708	2.630

		2004 DKK’000	2003 DKK’000	2002 DKK’000
			(unaudited)	(unaudited)

10	Equity

	Equity 1 January	132.312	171.343	312.585
	Paid in capital	60.000	0	183.000
	Loss for the year	-64.785	-37.787	-325.593
	Fair value of hedging instruments, end	3.677	107	1.351
	Fair value of hedging instruments, beginning	-107	-1.351	0

	Equity 31 December	131.097	132.312	171.343

	Specification of equity:
	Paid in capital 1 January	719.808	719.808	719.808
	Paid in this year	60.000	0	0

	Paid in capital 31 December	779.808	719.808	719.808

	Retained earnings 1 January	-587.496	-548.465	-224.223
	Transferred from proposed distribution of loss	-64.785	-37.787	-325.593
	Value adjustment of hedging instruments	3.570	-1.244	1.351

	Retained earnings 31 December	-648.711	-587.496	-548.465

	Equity 31 December	131.097	132.312	171.343

Notes to the financial statements

Note		2004 DKK’000	2003 DKK’000
			(unaudited)
11	Contingent liabilities and other obligations

	Lease obligations
	Lease obligations for service and buildings amounts to:
	0 - 1 year	9.390	6.204
	1 - 5 years	2.364	1.488

		11.754	7.692

	Contingent liabilities
	The company has no contingent liabilities

12	Currency and interest rate risk and the use of derivatives

As part of the hedging of recognized and unrecognized transactions, NKT Flexibles I/S uses forward exchange contracts. Currencies which is part of the EMU-coorporation is not hedged. Hedging of recognised transactions comprises receivables and payables.

Currency risk

DKK’000 Currency	Payment/ maturity	Receivables	Payables	Hedged by forward contracts	Net position
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
At 31 December 2003
EUR	< 1 year	21.777	11.277	0	10.500
USD	< 1 year	18.402	46	15.384	2.972
GBP	< 1 year	3.444	2.619	1.268	-443
NOK	< 1 year	0	119	0	-119

		Receivables	Payables	Hedged by forward contracts	Net position
At 31 December 2004
EUR	< 1 year	17.335	14.065	0	3.270
USD	< 1 year	19.016	2.796	17.338	-1.118
GBP	< 1 year	690	1.025	0	-335

Anticipated future transactions

The company hedges anticipated currency risks concerning already signed contracts on construction contracts and purchase of raw materials with forward contracts.

					Deferred recognition in the income statement of gains/ loss (-) expected to be realized after the balance sheet date
		Contractual value
DKK’000	Period	2004	2003	2002	2004	2003	2002
			(unaudited)	(unaudited)		(unaudited)	(unaudited)
Forward contracts	0 - 6 months	91.427	20.829	55.241	3.677	107	1.351

Notes to the financial statements

Note

13	Related party disclosures

Significant influence

SubSeaFlex Holding A/S,

Danco A/S

Other related parties

Further, the company’s related parties comprise Board of directors, Management and executive employees.

Owners

SubSeaFlex Holding A/S

Vibeholms Allé 25

2605 Brøndby

Ownership: 51%

(SubSeaFlex Holding A/S is owned by NKT Holding A/S)

Danco A/S

Stranden

Postboks 1524 Vika

0117 Oslo

Norway

Ownership: 49%

(Danco AS is owned by Stolt Offshore AS)

Transactions with related parties

The owners of the company has granted loans amounting to 171 mill DKK as of 31 December 2004 (as of 31 December 2003: 169 mill DKK). The loans have been granted on market conditions.

Sale of products to Stolt Offshore in the financial year amounts to 20% of the turnover (2003: 38%).

The sale has taken place on market conditions.

Note 14 – Reconciliation to United States generally accepted accounting principles (U.S. GAAP)

The financial statements for 2004 have been prepared in accordance with the provisions of the Danish Financial Statements Act (Danish GAAP), which differ in certain respects from U.S. GAAP.

The following is a summary of the adjustments to net income for the year ended December 31, 2004 and equity as of December 31, 2004, necessary to reconcile those to net income and equity determined in accordance with U.S. GAAP.

Reconciliation of net income and equity under Danish GAAP to U.S. GAAP

		(All figures in DKK thousand)
		Net loss for the year ended December 31, 2004	Equity as of December 31, 2004
As reported under Danish GAAP		(64,785)	131,097
Reversal of capitalized development costs, net of accumulated amortization as of 1 January 2004	(a)	—	(12,547)
Development costs incurred in 2004	(a)	(421)	(421)
Amortization of development costs in 2004	(a)	1,521	1,521
Derivatives not meeting SFAS 133 criteria	(b)	3,677	—

As reported under U.S. GAAP		(60,008)	119,650

(a) Development costs

According to Danish GAAP development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the enterprise is evidenced, and where the enterprise intends to produce, market or use the project, are recognized as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings can cover production costs, selling and administrative expenses and development costs. Other development costs are recognized in the income statement when incurred.

Capitalized development costs are measured at the lower of cost less accumulated amortization and the recoverable amount.

Following the completion of the development work, development costs are amortized on a straight-line basis over the estimated useful life. The amortization period is five years.

Intangible assets are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Under US GAAP development costs are expensed as incurred.

(b) Derivatives

According to Danish GAAP derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables, respectively.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with changes in the value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of future assets or liabilities are recognized as receivables or payables and in capital and reserves. Income and expenses relating to such hedging transactions are transferred from capital and reserves on realization of the hedged item and recognized in the same item as the hedged item.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized in either income or equity (as a component of accumulated other comprehensive income). As the Company did not meet the documentation standards of SFAS 133 for its forward exchange contracts, the unrealized gain associated with its forward exchange contracts is recognized through the income statement for U.S. GAAP purposes. There is no effect on equity.